

Mail Stop 3030

April 15, 2010

<u>VIA U.S. MAIL</u>

Mr. Mark N. Schwartz
Chief Executive Officer
Hypertension Diagnostics, Inc.
2915 Waters Road
Suite 108
Eagen, Minnesota 55121

RE: **Hypertension Diagnostics, Inc.**
         Form 10-K for the fiscal year ended June 30, 2009
         Filed September 18, 2009
         File No. 000-24635

Dear Mr. Schwartz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief